LIMITED BRANDS, INC.

Three Limited Parkway

Columbus, Ohio 43230

December 30, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David Link

Re:	Limited Brands, Inc.
Registration Statement on Form S-4
SEC File No. 333-163026

Dear Mr. Link:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Limited Brands, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 5:30 p.m. (Eastern Time) Wednesday, December 30, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LIMITED BRANDS, INC.

By:	/s/ Douglas L. Williams
	Name:	Douglas L. Williams
	Title:	Senior Vice President & General Counsel